

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Andrew Spaventa
Chief Executive Officer and Chairperson of the Board
Singular Genomics Systems, Inc.
10931 N. Torrey Pines Road
Suite #100
La Jolla, CA 92037

      Re: **Singular Genomics Systems, Inc.**
              Form S-1
              Exhibit No. 10.12
              Filed May 7, 2021
              File No. 333-255912

Dear Mr. Spaventa:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance